Annual Shareholder Meeting Results:

The Funds held their annual meeting of shareholders on December 14, 2010. Common/Preferred shareholders voted as indicated below:

								Withheld
					Affirmative		Authority
California Municipal
Re-Election of Paul Belica
Class II to serve until 2013 		16,169,694 		 356,033
Election of James A. Jacobson*
Class II to serve until 2013 		     4,593 		      59
Election of Alan Rappaport
Class I to serve until 2012 		16,243,534 		 282,193

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Hans W. Kertess*, William B. Ogden, IV and John C. Maney+ continued to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee